

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 11, 2013

<u>Via E-mail</u>
Alyson M. Mount
Chief Accounting Officer
Entergy Corporation
639 Loyola Avenue
New Orleans, Louisiana 70113

> **Re:** **Entergy Corporation**
> **Form 10-K for the year ended December 31, 2012**
> **Filed February 27, 2013**
> **File No. 001-11299**

Dear Ms. Mount:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the year ended December 31, 2012</u>

<u>Entergy Corporation and Subsidiaries</u>

<u>Management's Financial Discussion and Analysis, page 1</u>

<u>Liquidity and Capital Resources, page 18</u>

<u>Capital Structure, page 18</u>

1. We note your presentation of the measures "debt to capital, excluding securitization bonds" and "net debt to net capital, excluding securitization bonds." Since these appear to be non-GAAP measures, please tell us how you considered identifying these measures as such. In this regard, we note that you identify these measures as non-GAAP measures

in your earnings releases. Please also apply this comment to any of your registrant subsidiaries that present similar measures.

Note 16. Risk Management and Fair Values, page 177

2. Please expand your disclosures under ASC 815-10-50 to better explain your objectives and strategies for hedging activities and the volume of activity in those instruments. Specifically:

   - Please explain in more detail each of the types of risks you are using derivatives to mitigate, which instruments are used to mitigate each risk, and how the instrument effectively mitigates the risk.

   - Please also provide information that would enable users of your financial statements to understand the volume of your activity in those instruments.

   - Please show us what these disclosures will look like.

Index to Financial Statement Schedules, page S-1

Entergy Corporation and Subsidiaries, page S-2

Schedule II – Valuation and Qualifying Accounts, page S-2

3. We note that in the prior year you included in this schedule accumulated provisions not deducted from assets, which included provisions for storm damage, property insurance, injuries and damages, and environmental items. Please tell us why you removed these provisions from the schedule.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

   - the company is responsible for the adequacy and accuracy of the disclosure in the filing;

   - staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Lisa Sellars, Staff Accountant, at (202) 551-3348 or me at (202) 551-3737 if you have questions regarding these comments.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief